FOR IMMEDIATE RELEASE	May 11, 2015

Micromem Technologies Inc. Scheduling to Deploy
Power Line Real Time Condition Monitoring

Toronto, New York, May 11, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (“MAST”), is pleased to report that it is now scheduling to begin deployment of Micromem’s low cost real time Power Line Condition Monitoring sensor platform (“PLM platform”). Prototypes are scheduled for field-testing by MAST’s industry partner beginning in summer 2015. Currently the plan is to install approximately 100 of the PLM’s in a test area in the Northeast US. The evaluation will run approximately 3 months. The approximate sale price per unit is US $200.

The PLM platform weighs less than two pounds. It will house several MEMS sensors integrated on a patented flexible electronics form factor; this novel approach will eliminate the weight of traditional current sensing coils. The PLM platform is designed for low cost, rapid installation via several methods including UAV robotics. Once installed it will scavenge power from the catenary and create a patented self-organized mesh communication network, substantially reducing telecommunication costs. An added benefit will be the reduced carbon footprint by the utility as it does not need to send technicians in vehicles for unnecessary inspections.

The product will bring a new perspective on real time visibility of the health of all power lines. Power line monitoring solutions can provide benefits for both transmission and distribution lines. Real time information will improve safety, reliability, and grid utilization. Improved identification and communication about outages will result in quicker line restoration and reduce costs of having to use work crews to find line problems, outages, or faults. The efficiencies created by this data will help utilities to re-rate their aging infrastructure and provide for improved capital investment and deployment and ultimately prolong the life of assets with increased ability to proactively prevent disturbances through improved diagnostics. Installing PLM platforms every mile would provide information on parameters such as current load, conductor temperature, line sag and line movement on any section of line where it is installed.

An added benefit being designed is the wireless mesh network. The first of its kind in the world for this application, it will provide self-organizing capability, redundancy and the industry’s lowest communication costs. The network will provide the real time condition monitoring of the catenaries it is installed on and deliver real time, enhanced process data from other electrical grid infrastructure. In addition with the pervasive deployment of the PLM communication networks, utilities will now have a vehicle for automated net metering, the ability to reduce consumer electrical load during periods of high electrical usage, localized targeted marketing and the opportunity to generate additional revenue streams through value added client services, via the mesh network.

The current deployment strategy estimates 1 sensor platform per 3 miles of distribution lines and 1 sensor suite per mile of transmission lines or up to 1 every 5 miles if there is no significant change in wind direction on that section of transmission line. These calculations may change once the evaluation is complete. The initial focus will be on distribution lines. The current available US market for power line monitoring solutions is in excess of 1,500,000 units (sensor platforms), representing 680,000 transmission line monitoring sites and 833,333 distribution line monitoring sites. By 2024, this market is anticipated to reach in excess of 1,600,000 units representing 751,143 transmission line monitoring sites and 920,518 distribution lines. MAST has received a number of expressions of interest from other utility companies wishing to evaluate the sensor platform. No assessment for penetrating markets other than the US has been contemplated, as yet.

Updates will be provided as the sensor project schedule milestones are achieved.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQX: MMTIF, CSE: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

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